T. Rowe Price Retirement Funds, Inc. (the corporation), is registered under the Investment Company Act of 1940 (the 1940 Act). T. Rowe Price Retirement I 2020 Fund – I Class (the fund) is an open-end management investment company and is one of the portfolios established by the corporation. The fund invests in a portfolio of other T. Rowe Price stock and bond funds (underlying Price funds) that represent various asset classes and sectors. The fund’s allocation among underlying Price funds will change and its asset mix will become more conservative over time. The fund is nondiversified for purposes of the 1940 Act, due to its limited number of investments; however, its investments in underlying Price funds are selected to provide exposure to a diversified portfolio of securities. The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. The fund commenced operations on September 29, 2015. The fund’s shares generally are available only to investors meeting a $1,000,000 minimum investment or certain other criteria.

The fund pays no management fees; however, Price Associates receives management fees from the underlying Price funds. The fund is subject to an operating expense limitation pursuant to which Price Associates is contractually required to pay all operating expenses of the fund, excluding interest, borrowing-related expenses, taxes, brokerage commissions, and extraordinary expenses, to the extent such operating expenses, on an annualized basis, exceed 0.05% of average net assets. This agreement will continue until September 30, 2017, and may be renewed, revised or revoked only with approval of the fund’s Board. The fund is required to repay Price Associates for expenses previously paid to the extent the fund’s net assets grow or expenses decline sufficiently to allow repayment without causing the fund’s operating expenses to exceed the operating expense limit. However, no repayment will be made more than three years after the date of a payment or waiver. Pursuant to this agreement, $39,000 of expenses were waived/paid by Price Associates during the period ended November 30, 2015 and remain subject to repayment by the fund. Additionally, the fund will reimburse $53,000 of prepaid initial registration fees paid on its behalf by Price Associates.